UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

Tender Offer/Rights Offering Notification Form

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) .... ☐
Securities Act Rule 802 (Exchange Offer) .... ☒
Exchange Act Rule 13e-4(h) (Issuer Tender Offer) .... ☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) .... ☐
Exchange Act Rule 14e-2(d) (Subject Company Response) .... ☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)...... ☒

Azel Kabushiki Kaisha
(Name of Subject Company)

Azel Corporation
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Azel Corporation
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Tadashi Furue
President and Representative Director
Azel Corporation
23-1, Nishi-Kamata 8-chome, Ota-ku
Tokyo, 144-0051, Japan
Telephone: +81-3-3734-6211

(Name, Address (including zip code) and Telephone Number (including area code) of Persons Authorized to Receive Notices and Communications on Behalf of Subject Company)

September 30, 2008
(Date Tender Offer/Rights Offering Commenced)

PART I–INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents.

(a) Not applicable.

(b) Not applicable.

Item 2. Informational Legends.

The legend required under Rule 802(b) under the Securities Act of 1933, as amended, is included in Exhibit 1.

PART II–INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

See the press release dated September 30, 2008 attached as Exhibit 1.

PART III–CONSENT TO SERVICE OF PROCESS

Azel Corporation is concurrently filing with the Commission a written irrevocable consent and power of attorney on Form F-X dated September 30, 2008.

PART IV–SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: [signature]
Name: Tadashi Furue
Title: President and Representative Director

Dated: September 30, 2008

Exhibit Index

Exhibit	Description
1.	English translation of press release, dated September 30, 2008 and submitted to the Tokyo Stock Exchange, Inc., announcing a merger agreement between Azel Corporation and GRO-BELS Co., Ltd.

Exhibit 1

(Translation)

September 30, 2008

To whom it may concern:

Azel Corporation
(Code Number: 1872)
(Tokyo Stock Exchange, First Section;
Osaka Securities Exchange, First Section)
Tadashi Furue, President and Representative Director
Contact: Masanori Uchigata, Business Affairs Manager
(TEL: 03-3734-6211)

GRO-BELS Co., Ltd.
(Code Number: 3528)
(Tokyo Stock Exchange, Second Section)
Shinichi Hisanaga, President and Representative Director
Contact: Yoshiaki Ushikawa, Director
(TEL: 03-3470-8411)

Announcement of Merger Agreement Between Azel and GRO-BELS

Azel Corporation ("**Azel**") and GRO-BELS Co., Ltd. ("**GRO-BELS**") (collectively, the "**Parties**") resolved at meetings of their respective boards today to merge (the "**Merger**") by February 1, 2009 (tentative), subject to shareholder approval, the completion of necessary procedures, and approval by competent authorities. Accordingly, the Parties have signed a merger agreement. GRO-BELS's shares are scheduled to be delisted from Tokyo Stock Exchange on January 27, 2009 once the Parties' respective shareholders have approved the Merger at their respective extraordinary shareholders' meetings.

1. Purpose

The outlook for the Japanese economy has grown uncertain due to confusion in international financial markets stemming from the subprime loan crisis in the United States and the rising prices of crude oil, grain and other raw materials.

In addition, the domestic condominium market has grown weak as consumers become appreciably discouraged from buying due to declining market expectations fueled by rising interest rates, recessionary concerns, and a growing trend by sellers to impute increases in land and construction costs to the sales price.

Azel and GRO-BELS, who have consistently favored a proactive approach to the market, are greatly concerned about declines in the real estate market in the recent recession and the second half of last year. Given the current market state, the Parties, through inter-company discussions between their respective officers and other senior management, came to an initial agreement that the Parties could achieve strong synergies through the Merger and signed a memorandum of understanding on August 20, 2008.

After further discussions between the Parties, their respective corporate boards reconfirmed the potential synergies from the Merger and officially resolved to approve the Merger with the aim of fortifying their condominium development and sales structures and improving their response to the current real estate downturn.

The new company to be formed by the Merger will concentrate management resources on the Parties' core business (i.e., the condominium sales business), establish a solid revenue base, and aim for further development by achieving: (i) a better "value chain" (land purchase, planning and design, construction, distribution, and after-sales service) for their condominium sales business, (ii) a complementary portfolio of business sectors and products, (iii) cost reductions through shared company know-how on construction, (iv) synergies from enhanced presence in the condominium management market, and (v) economic efficiencies via the integration of overlapping businesses.

2. Outline

(1) Schedule

Record date of public announcement of extraordinary shareholders' meetings:	September 15, 2008 (Mon)
Board of directors' meetings resolving to proceed with the Merger:	September 30, 2008 (Tue)
Execution of Merger Agreement:	September 30, 2008 (Tue)
Record date of extraordinary shareholders' meetings:	September 30, 2008 (Tue)
Expected shareholder approval:	Mid-November, 2008 (tentative)
Delisting date for GRO-BELS's shares:	January 27, 2009 (Tue) (tentative)
Scheduled Merger date (effective date):	February 1, 2009 (Sun) (tentative)
Merger registration:	February 2, 2009 (Mon) (tentative)

(2) Methodology

Azel and GRO-BELS will execute the Merger as a merger of equals. However, for legal purposes GRO-BELS will merge with and into Azel and Azel will be the surviving corporation in the Merger. GRO-BELS's shares will be delisted.

(3) Share Allotment

	Azel	GRO-BELS
Merger ratio:	1	1.1

(i) Allotment Ratio

One share of GRO-BELS common stock will be allotted per 1.1 shares of Azel common stock.

(ii) New Issues (tentative)

63,950,293 shares of common stock.

New shares will not be allotted for the treasury stocks held by GRO-BELS (863,370 shares as of September 29, 2008).

(4) Share Ratio Calculation

(i) Calculation Basis

To ensure fairness in calculating the merger ratio, the Parties have appointed Shinsei Bank, Limited ("**Shinsei Bank**") and Wade Advisory K.K. ("**Wade**"), respectively, as their financial advisors.

(ii) Calculation Process

Shinsei Bank considered the suitability of both a market stock price analysis and a DCF analysis in calculating the merger ratio. Since both Parties are listed companies and the market price of the shares of listed companies is considered the most neutral and objective measure of value, Shinsei Bank determined that a market stock price analysis would be appropriate. Additionally, taking into consideration recent upheavals in the real estate and construction industries, it is extremely difficult for each Party to determine their respective mid-term business plans. Thus, Shinsei Bank determined that a DCF analysis would not be an appropriate calculation method in this case. Consequently, Shinsei Bank analyzed the merger ratio for Azel using a market price analysis. The calculation period used for the market price analysis is for the three months preceding the record date, September 26, 2008, and the merger ratio is based on the volume-weighted average price during this period.

Calculation Method	Evaluation Range of Merger Ratio (Azel=1.00)
market stock price analysis	0.87 – 1.21

(NOTE: The merger ratio represents the number of Azel common shares allotted per share of GRO-BELS common stock.)

Shinsei Bank has calculated the merger ratio on the assumption that the information provided by the Parties and available public information are accurate and complete, that information regarding all facts that may have a material effect on the calculation of the merger ratio has been disclosed to Shinsei Bank, and various other conditions. Shinsei Bank has not conducted any evaluation or appraisal of GRO-BELS's assets or liabilities. In addition, Shinsei Bank has conducted its calculation on the condition that the financial outlook for the Parties has been reasonably prepared based on the best forecast and judgments available to the Parties as of September 26, 2008.

Since both Parties are listed companies and the market price of the shares of listed companies is considered the most neutral and objective measure of value, Wade adopted a market price analysis. Additionally, taking into consideration recent upheavals in the real estate and construction industries, it is extremely difficult for each Party to determine their respective mid-term business plans. Thus, Wade determined that a DCF analysis would not be an appropriate calculation method in this case. Consequently, Wade analyzed the merger ratio for GRO-BELS using a market price analysis. The calculation period used for the market analysis was for the eleven business days preceding the record date, September 26, 2008 (including September 10, 2008). The merger ratio is based on the volume-weighted average price during that period.

Calculation Method	Evaluation Range of Merger Ratio (Azel=1.00)
market stock price analysis	0.98 – 1.18

(NOTE: The merger ratio represents the number of Azel common shares allotted per share of GRO-BELS common stock.)

Wade has calculated the merger ratio on the assumption that the information provided by the Parties and available public information are accurate and complete, that information regarding all facts that may have a material effect on the calculation of the merger ratio has been disclosed to Wade, and various other conditions. Wade has not conducted any evaluation or appraisal of assets or liabilities. In addition, Wade's calculation is based on information available and economic conditions as of September 26, 2008.

The Parties examined each of the merger ratio analyses furnished by Shinsei Bank and Wade. The Parties considered their respective financial conditions, financial forecasts, and other factors, including each Party's respective share price trend. Consequently, following discussions between the Parties, the Parties agreed to use the market price analysis to calculate the merger ratio. However, after considering the calculation period, the Parties postponed the execution of the merger agreement from the date that was initially planned and continued discussions until the end of September. Given the recent volatility in the financial markets, the Parties agreed that the calculation period should be as recent as possible and agreed to the above merger ratio. The Parties have based their merger ratio on the analysis provided by Shinsei Bank to Azel and the analysis furnished by Wade to GRO-BELS.

(iii)Relationship with Calculation Agencies

Shinsei Bank and Wade, the calculation agencies, are not related parties (or consolidated subsidiaries) of Azel or GRO-BELS as defined in article 15-4 of the Regulations Concerning Consolidated Financial Statements, nor are they related parties of Azel or GRO-BELS as defined in article 8, paragraph 17 of the Regulations Concerning Financial Statements.

(5) Treatment of Non-surviving Company's Stock Acquisition Rights and Bonds with Stock Acquisition Rights

Not applicable. GRO-BELS has issued no share acquisition rights or bonds with share acquisition rights.

3. Profiles of the Parties (as of March 31, 2008)

(1) Trade Name:	Azel Corporation (surviving company)	GRO-BELS Co., Ltd. (non-surviving company)
(2) Description of Business:	real-estate, construction	real-estate
(3) Date of Incorporation:	November 13, 1957	December 1, 1937
(4) Location of Head Office:	23-1, Nishi-Kamata 8-chome, Ota-ku, Tokyo	30-8, Sendagaya 1-chome, Shibuya-ku, Tokyo
(5) Name and Title of Representative:	Tadashi Furue, President and Representative Director	Shinichi Hisanaga, President and Representative Director
(6) Paid-in Capital:	15,000,000,000 yen (As of July 31, 2008)	1,000,000,000 yen
(7) Total Number of Outstanding Shares:	68,650,478 shares	59,000,000 shares
(8) Net Assets:	15,916 million yen (consolidated basis)	10,230 million yen (non-consolidated basis)
(9) Total Assets:	68,938 million yen (consolidated basis)	30,894 million yen (non-consolidated basis)
(10) Fiscal Year End:	March 31	March 31
(11) Number of Employees:	419 (consolidated basis)	85 (non-consolidated basis)
(12) Major Customers:	major distributors general customer	major distributors general customer
(13) Major Shareholders and Shareholding Ratio:	• Shareholders Consensus Fund LP (14.96%) • State Street Bank and	• Marutake Sangyo Co., ltd. (18.73%) • Morgan Stanley and

	Trust Company 506155 (9.99%) • Northern Trust Company AVFC RE Northern Trust Guernsey non Treaty Clients (9.98%) • Permal Japan Opportunities Ltd. (7.85%)	Company Inc. (17.60%) • Northern Trust Company AVFC RE Northern Trust Guernsey non Treaty Clients (9.90%) • State Street Bank and Trust Company 506155 (9.90%)
(14) Main Banks:	• The Bank of Yokohama, Ltd. • Resona Bank, Limited	• The Bank of Tokyo-Mitsubishi UFJ, Ltd. • Mizuho Bank, Ltd.
(15) Relationship:	There is no capital, personal or business relationship between the Parties. Neither party is a related party (nor a consolidated subsidiary) as defined in 15-4 of the Regulations Concerning Consolidated Financial Statements or a related party as defined in article 8, paragraph 17 of the Regulations Concerning Financial Statements.	

(16) Results for Recent Fiscal Years:

(Unit: millions of yen)

	Azel Corporation (surviving company) (on a consolidated basis)			GRO-BELS Co., Ltd. (extinct company) (on a non-consolidated basis)		
Fiscal Year Ended March 31	2006	2007	2008	2006	2007	2008
Sales	69,165	71,392	59,603	17,050	16,847	14,160
Operating Income	2,897	3,056	919	1,764	1,430	969
Ordinary Income	2,116	2,193	163	1,561	1,193	696
Net Income	(8,531)	2,015	(3,438)	1,427	1,186	73
Net Income per Share (yen)	(155.60)	30.83	(50.87)	24.44	20.41	1.26
Dividend per Share (yen)	-	3.00	-	3.00	3.00	6.00
Net Asset per Share (yen)	268.96	289.54	235.55	160.40	177.72	175.97

4. Post-Merger Status

(1) Trade Name:	Azel Corporation
(2) Description of Business:	real-estate business construction business
(3) Location of Head Office:	23-1, Nishi-Kamata 8-chome, Ota-ku, Tokyo

(4) Name and Title of Representatives:	Tadashi Furue, Chairman and Representative Director (current Azel President and Representative Director) Shinichi Hisanaga, President and Representative Director (current GRO-BELS President and Representative Director)
(5) Paid-in Capital:	TBD
(6) Total Assets:	TBD
(7) Net Assets:	TBD
(8) Fiscal Year End:	March 31

(9) Accounting Treatment

The Merger will be treated as a "combination of interests" under the business combination accounting standards, to which the pooling-of-interest method may apply. We anticipate that there will be no goodwill arising from the Merger. The Parties will make an announcement outlining the accounting treatment of the Merger once it has been determined.

(10) Future Prospects

The Parties will announce the effects of the Merger on Azel and GRO-BELS in the surviving company's annual report for the fiscal year ending March 31, 2009 once determined.

(11) Exchange Listings

The shares of the new company to be formed by the Merger will continue to be listed on the Tokyo Stock Exchange (First Section) and the Osaka Securities Exchange (First Section), where the shares of Azel (the surviving company) are currently listed.

END